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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                ---------------
                                  EXOGEN, INC.
                           (Name of Subject Company)
                                ---------------
                        SMITH & NEPHEW ACQUISITION, INC.
                          a wholly owned subsidiary of
                              SMITH & NEPHEW, INC.
                                      and
                     an indirect wholly owned subsidiary of
                               SMITH & NEPHEW PLC
                                   (Bidders)
                                ---------------
                         Common Stock, $.0001 par value
                         (Title of Class of Securities)
                                ---------------
                                   302092101
                     (CUSIP Number of Class of Securities)
                                ---------------
          James A. Ralston, Senior Vice President and General Counsel
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                               Memphis, TN 38116
                                 (901) 399-5000
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)
                                    Copy to
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois 60603
                                 (312) 853-7000
                          Attention: Dennis V. Osimitz
                                 July 25, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)
                                ---------------
                           CALCULATION OF FILING FEE
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          Transaction Valuation*  Amount of Filing Fee
------------------------------------------------------
                $68,532,857           $13,707

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*  For the purpose of calculating the fee only, this amount assumes the purchase of 13,307,351 shares of Common Stock, $.0001 par value, of Exogen, Inc. at $5.15 per share. Such number includes all outstanding shares as of July 23, 1999 (other than 820,000 shares owned by an affiliate of Smith & Nephew plc), and assumes the exercise of all stock options and warrants to purchase shares of Common Stock (other than an option granted to Smith & Nephew, Inc. under an agreement dated August 10, 1998) and the exchange for Common Stock of all exchangeable securities which are outstanding as of such date.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:                               Filing Party:
Form or Registration No.:                             Date Filed:
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

                            SCHEDULES 14D-1 and 13D

                                                          Page 2 of 9 Pages
  CUSIP NO. 302092 10 1



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 1 NAME OF REPORTING PERSON: Smith & Nephew Acquisition, Inc.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)[X]
                                                                (b) [_]

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 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS:
  AF

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) OR 2(f):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  Delaware

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  None*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [X]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

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10 TYPE OF REPORTING PERSON:
  CO

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--------
* See second paragraph on page 5.

                            SCHEDULES 14D-1 and 13D

                                                          Page 3 of 9 Pages
  CUSIP NO. 302092 10 1



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON: Smith & Nephew, Inc.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 51-0123924

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [X]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS:
  WC, AF

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) OR 2(f):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  Delaware

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  None*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [X]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON:
  CO

--------------------------------------------------------------------------------

--------
* See second paragraph on page 5.

                            SCHEDULES 14D-1 and 13D

                                                          Page 4 of 9 Pages
  CUSIP NO. 302092 10 1



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON: Smith & Nephew plc
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)[X]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS:
  WC

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(e) OR 2(f):[_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  England and Wales

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  820,000 Shares*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [X]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
  6.4% of the Shares issued and outstanding as of July 23, 1999.*

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON:
  CO

--------------------------------------------------------------------------------


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  * See second paragraph on page 5.

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                                                          Page 5 of 9 Pages

  This Statement relates to a tender offer by Smith & Nephew Acquisition, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Smith & Nephew, Inc., a Delaware corporation (the "Parent"), and an indirect wholly owned subsidiary of Smith & Nephew plc, a corporation organized under the laws of England and Wales ("S&N"), to purchase all outstanding shares of common stock, $.0001 par value (together with the Rights (as defined herein), the "Shares"), of Exogen, Inc., a Delaware corporation (the "Company"), at a purchase price of $5.15 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  The Offeror and Parent have entered into Stockholder Agreements dated July 25, 1999 (the "Stockholder Agreements"), with each of the directors of the Company (the "Tendering Stockholders"), pursuant to which the Tendering Stockholders have agreed to tender their Shares (as defined herein) (the "Committed Shares") pursuant to the Offer. Pursuant to the Stockholder Agreements, the Tendering Stockholders have also agreed that, among other things, until the termination of the Merger Agreement to vote such Committed Shares in favor of the Merger (as defined herein) and against certain competing transactions. The Offeror, Parent and S&N have been advised that the Tendering Stockholders beneficially own 786,972 Shares. The Offeror and Parent disclaim ownership of the Committed Shares. Additional information about the Stockholder Agreements is contained in Section 13 ("The Merger Agreement and the Stockholder Agreements") of the Offer to Purchase.

Item 1. Security and Subject Company.

  (a) The name of the subject company is Exogen, Inc. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, $.0001 par value, of the Company, including the Preferred Stock Purchase Rights associated with the Shares (the "Rights") issued pursuant to the Rights Agreement, dated as of December 6, 1996, as amended (the "Rights Agreement"), between the Company and Registrar and Transfer Company, as rights agent (the "Rights Agent"). The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Offeror, Parent and S&N") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f): None of the Offeror, the Parent, S&N nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

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                                                          Page 6 of 9 Pages

Item 3. Past Contacts, Transactions or Negotiations With the Subject Company.

  (a) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement and the Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror, Parent and S&N") and Section 13 ("The Merger Agreement and the Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

  The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement and the Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in Section 9 ("Certain Information Concerning the Offeror, Parent and S&N") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

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                                                          Page 7 of 9 Pages

Item 10. Additional Information.

  (a) The information set forth in Section 13 ("The Merger Agreement and the Stockholder Agreements") of the Offer to Purchase is incorporated by reference.

  (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits.

  (a)(1) Offer to Purchase, dated July 30, 1999.

  (a)(2) Letter of Transmittal.

  (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Announcement, dated July 30, 1999.

  (a)(8) Press Release issued by S&N and Parent and the Company on July 26,
1999.

  (a)(9) Press Release issued by Parent on July 30, 1999.

  (c)(1) Agreement and Plan of Merger, dated as of July 25, 1999, among the Parent, the Offeror and the Company.

  (c)(2) Stockholder Agreement, dated as of July 25, 1999, among John P. Ryaby, the Offeror and Parent.

  (c)(3) Stockholder Agreement, dated as of July 25, 1999, among Buzz Benson, the Offeror and Parent.

  (c)(4) Stockholder Agreement, dated as of July 25, 1999, among Donald J. Lothrop, the Offeror and Parent.

  (c)(5) Stockholder Agreement, dated as of July 25, 1999, among Peter C. Madeja, the Offeror and Parent.

  (c)(6) Stockholder Agreement, dated as of July 25, 1999, among David J. Ottensmeyer, the Offeror and Parent.

  (c)(7) Stockholder Agreement, dated as of July 25, 1999, among Terence D. Wall, the Offeror and Parent.

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                                                          Page 8 of 9 Pages

  (c)(8) Stockholder Agreement, dated as of July 25, 1999, among Patrick A. McBrayer, the Offeror and Parent.

  (c)(9) Master Agreement, dated August 10, 1998, between the Company and Parent. Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended September 30, 1998.

  (c)(10) Common Stock Purchase Agreement, dated August 10, 1998, between the Company and S&N. Incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended September 30, 1998.

  (c)(11) United States Sales Representative Agreement, dated August 10, 1998, the Company and Parent. Incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K, dated August 10, 1998.*

  (c)(12) License Agreement, dated August 10, 1998, between the Company and Parent. Incorporated by reference to Exhibit 10.25 to the Company's Current Report on Form 8-K, dated August 10, 1998.

  (d) None.

  (e) Not applicable.

  (f) None.
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   *The Company has applied for confidential treatment of portions of this
   Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

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                                                          Page 9 of 9 Pages

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1999

                                          Smith & Nephew PLC

                                             /s/ Peter Hooley
                                          By: _________________________________
                                             Name: Peter Hooley
                                             Title: Finance Director

                                          Smith & Nephew, Inc.

                                             /s/ Clifford K. Lomax
                                          By: _________________________________
                                             Name: Clifford K. Lomax
                                             Title:  Treasurer

                                          Smith & Nephew Acquisition, Inc.

                                             /s/ Clifford K. Lomax
                                          By: _________________________________
                                             Name: Clifford K. Lomax
                                             Title: Chairman